EXHIBIT 99.2

Intellipharmaceutics International Inc.

NOTICE OF 2013
ANNUAL MEETING OF SHAREHOLDERS AND
MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of Intellipharmaceutics International Inc. (the “Company”) will be held at The National Club, 303 Bay Street, Toronto, Ontario on Thursday, March 28, 2013, at 10:30 a.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the financial year ended November 30, 2012, and the auditor’s report thereon;

2.	to elect six (6) directors;

3.	to reappoint the auditor and to authorize the directors to fix the auditor’s remuneration; and

4.	to transact such further and other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, February 20, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ John Allport
John Allport Secretary

NOTES:

1.
A Management Proxy Circular and Proxy accompany this Notice of Meeting.  Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2.
As provided in the Canada Business Corporations Act, the directors have fixed a record date of February 19, 2013.  Accordingly, shareholders registered on the books of the Company at the close of business on February 19, 2013 are entitled to notice of the Meeting.

3.	Persons who are registered as shareholders on the books of the Company at the close of business on February 19, 2013 are entitled to vote at the Meeting.

4.
If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR OF
INTELLIPHARMACEUTICS INTERNATIONAL INC.

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF INTELLIPHARMACEUTICS INTERNATIONAL INC. (THE “COMPANY”) FOR USE AT THE ANNUAL MEETING OF THE SHAREHOLDERS OF THE COMPANY (THE “MEETING”) TO BE HELD AT THE NATIONAL CLUB, 303 BAY STREET, TORONTO, ONTARIO ON THURSDAY, MARCH 28, 2013, AT 10:30 A.M. (TORONTO TIME) FOR THE PURPOSES SET OUT IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF.  Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to Canadian Stock Transfer Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, by 10:30 a.m. on Tuesday, March 26, 2013. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors and employees of the Company may also solicit proxies by telephone, by facsimile or in person. The cost of solicitation by management of the company (“Management”) will be nominal and will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o Canadian Stock Transfer Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department or fax the proxy to (416) 368-2502 or 1-866-781-3111 before 10:30 a.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxy holder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular; and (ii) for the reappointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration.  Unless otherwise stated herein, all resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing, including another completed form of proxy, executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2, before 5:00 p.m., on the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Management Proxy Circular and ensure that they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a “Service Company”). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure that such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Solicitation of Proxies”.

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder’s (or such other person’s) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at February 19, 2013, there were issued and outstanding 17,906,937 common shares without nominal or par value, each carrying the right to one vote per share.

Each shareholder of record as of the close of business on February 19, 2013 (the “Record Date”) will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the Record Date. To the knowledge of the directors and officers of the Company, other than as set out below, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Name	Number of Common Shares	Percentage of Issued and Outstanding Shares
Odidi Holdings Inc.(1)	5,997,751	33.49%
Dr. Isa Odidi(2)	8,000	0.05%
	6,005,751	33.54%

Notes:

(1)	A private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust.
(2)
On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture (the “Debenture”) in the principal amount of US$1.5 million, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the US$1.5 million of the proceeds for the Debenture.

PARTICULARS OF MATTERS TO BE ACTED ON

Unless otherwise stated in this Management Proxy Circular, Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Company at any time since the beginning of the Company’s last financial year, of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Background

It should be noted that the Company was formed on October 22, 2009. On October 19, 2009, the shareholders of Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger (the “Arrangement and Merger Transaction”) whereby IPC Ltd. combined with Vasogen to continue as a publicly traded entity called Intellipharmaceutics International Inc. The arrangement resulted in IPC Ltd. and Intellipharmaceutics Corp. combining with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP. The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada and traded on the Toronto Stock Exchange (“TSX”) and NASDAQ.

1.	Election of Directors

The articles of arrangement dated October 22, 2009 of the Company provide for a minimum of 3 and a maximum of 10 directors. Effective the completion of the Arrangement and Merger Transaction, the following persons became the first directors of the Company: Dr. Isa Odidi, Dr. Amina Odidi, John N. Allport, Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith.

The board of directors of the Company (the “Board”) has fixed at six (6) the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy will vote FOR the election of the six nominees whose names are set forth below.

All of the nominees are now members of the Board and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee, if any, at their discretion, unless the shareholder has specified in the form of proxy that such shareholder’s shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, their place of residence, and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company or its predecessor, Intellipharmaceutics Ltd., the number of shares of the Company beneficially owned, controlled or directed, directly or indirectly, by each of them as at February 19, 2013, and their attendance record at Board meetings during the period December 1, 2011 to fiscal year end, November 30, 2012.

Each proposed director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant.

Name and Position with the Company and Place of Residence	Principal Occupation and Biography	Other Public Company Boards	Director Since ____________ Common shares beneficially owned or controlled or directed(1) ____________ Board Meeting Attendance (including telephone meetings)(5)
Dr. Isa Odidi Director and Chairman of the Board and Chief Executive Officer Ontario, Canada
Dr. Isa Odidi is Chairman of the Board and Chief Executive Officer of the Company.  He was a co-founder, and has been an officer and/or a director of the Company or its predecessors since 1998.  From 1995 to 1998, Dr. Odidi held positions, first as Director, then as Vice President of Research of Drug Development and New Technologies, at Biovail Corporation International (since merged into Valeant Pharmaceuticals International, Inc.), a drug delivery company. Prior to 1995, Dr. Isa Odidi held senior positions in academia and in the pharmaceutical and health care industries. He currently holds a Chair as Professor of Pharmaceutical Technology at the Toronto Institute of Pharmaceutical Technology in Canada, and is an Adjunct Professor at the Institute for Molecular Medicine in California. Dr. Odidi received his B.Sc. degree in Pharmacy, and his M.Sc. in Pharmaceutical Technology and his Ph.D. in Pharmaceutics from the University of London. Dr. Odidi is also a graduate of the Ivey Executive Management Program from Ivey School of Business, and obtained his MBA from the Rotman School of Management at the University of Toronto.
		None	September 2004
6,005,751(2)
1 of 1

Name and Position with the Company and Place of Residence	Principal Occupation and Biography	Other Public Company Boards	Director Since ____________ Common shares beneficially owned or controlled or directed(1) ____________ Board Meeting Attendance (including telephone meetings)(5)
Dr. Amina Odidi Director and President and Chief Operating Officer Ontario, Canada
Dr. Amina Odidi is President and Chief Operating Officer of the Company.  She was a co-founder, and has been an officer and/or a director of the Company or its predecessors since 1998.  She has extensive experience developing and applying proprietary technologies to the development of controlled-release drug products for third-party pharmaceutical companies. She has invented or co-invented various proprietary controlled delivery devices for the delivery of pharmaceutical, nutriceutical, biological, agricultural and chemical agents. Previously she has worked for the pharmaceutical and health care industry. She has co-authored articles, papers and textbooks. She received her B.Sc. in Pharmacy, M.Sc. in Biopharmaceutics, and her Ph.D. in Pharmaceutics from the University of London.
		None	September 2004
5,997,751(2)
1 of 1
John Allport (4) Director Ontario, Canada
Mr. Allport is Vice-President, Legal Affairs and Licensing for the Company.  He has been an officer and/or a director of the Company or its predecessors since 1998.  Mr. Allport has in excess of twenty years' experience in the field of intellectual property law as a litigator with the international IP firm Sim Lowman Ashton & McKay LLP of Toronto, acting for and against many Fortune 500 companies. In that position, he also assisted in the creation and exploitation of the extensive IP licensing interests of such international licensing giants as Walt Disney Corporation, the Canadian Olympic Association and the World Wildlife Fund.
		None	September 2004
110,558
1 of 1
Bahadur Madhani (3) Director Ontario, Canada
Mr. Madhani is President and CEO of Equiprop Management Limited, a consulting business.  He is currently Vice-Chair of YMCA Canada and Chair, Toronto Grants Review Team of the Ontario Trillium Foundation.  He was previously a member of the advisory board of Quebecor Ontario. Mr. Madhani has also served as Chairman of United Way of Toronto, Chairman of the YMCA of greater Toronto, and Chairman of the Nelson Mandela Children's Fund of Canada. He was awarded membership in the Order of Canada in 2001.
		None	March 2006
4,007
1 of 1
Kenneth Keirstead (3) (4) Director New Brunswick, Canada
Mr. Keirstead is Executive Manager of the Lyceum Group, a consulting business. He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on health care and related services topics.
		None	January 2006
Nil
1 of 1
Dr. Eldon R. Smith (3) (4) Director Alberta, Canada
Dr. Smith is President and CEO of Eldon R. Smith and Associates Ltd., a consulting business, and professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  He is currently on the board of Alberta Health Services. Dr. Smith is past President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.
		Canadian Natural Resources Limited; Aston Hill Financial Inc.; Resverlogix Corp.	October 2009
21,731
1 of 1

Notes:

(1)	The information as to shares beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by each director individually.
(2)
5,997,751shares held by Odidi Holdings Inc., a private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust. On January 10, 2013, the Company completed a private placement financing of Debentures in the principal aggregate amount of US$1.5 million, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi provided the Company with the US$1.5 million of the proceeds for the Debenture.

(3)	Member of the Audit and Compensation Committees.
(4)	Member of the Corporate Governance Committee.
(5)	Committee meetings were held on an as-needed basis throughout the year and are not reflected in these numbers.

2.	Appointment and Remuneration of Auditor

Our auditor is Deloitte LLP (“Deloitte”), Chartered Accountants, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7.  Deloitte has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The total fees paid or accrued by the Company for audit and other services provided by Deloitte during 2012 and 2011 were:

	2012		2011
Audit Fees(1)	C$	205,810	C$	226,555
Audit-Related Fees(2)		-	C$	10,843
Tax Fees(3)	C$	35,215	C$	118,471
All Other Fees(4)	C$	63,778	C$	60,408
Total Fees	C$	304,803	C$	416,277

Notes:

(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements and reviews of quarterly interim financial statements.
(2)	Audit-related fees consist of consultation on accounting and disclosure matters.
(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.
(4)	All other fees include accounting related matters, Form 20-F, Form F-3, base shelf prospectus activities and internal control reviews.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration. Deloitte LLP, Chartered Accountants, has been the auditor of the Company since October 22, 2009.

EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

Background

The Company is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid dose drugs. The Company’s patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, the Company has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection. Several of these products are partnered. As of November 30, 2012, the Company had 39 full-time employees engaged in administration and research and development.

Objectives

The overall objectives of the Company’s compensation program include: (a) attracting and retaining talented executive officers; (b) aligning the interests of those executive officers with those of the Company; and (c) linking individual executive officer compensation to the performance of the Company.  The Company’s compensation program is currently designed to compensate executive officers for performance of their duties and to reward certain executive officers for performance relative to certain milestones.

Elements of Compensation

The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers (as hereinafter defined) for the most recently completed financial year are: (a) base salary and discretionary bonuses; (b) long-term incentives in the form of stock options; (c) restricted and deferred share unit awards; and (d) perquisites and personal benefits. Prior to the most recently completed financial year, the Named Executive Officers have also received option-based awards which were assumed by the Company pursuant to the plan of arrangement completed on October 22, 2009.

Base Salary

Base salary is a fixed element of compensation payable to each Named Executive Officer for performing his or her position’s specific duties. The amount of base salary for a Named Executive Officer has been determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Contracts” below). While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary.  To date, the level of base salary has not impacted the Company’s decisions about any other element of compensation.

Option-Based Awards

Option-based awards are a variable element of compensation that rewards each Named Executive Officer for individual and corporate performance overall determined by the Board. Option-based awards are intended to fit into the Company’s overall compensation objectives by aligning the interests of all Named Executive Officers with those of the Company, and linking individual Named Executive Officer compensation to the performance of the Company. The Board, which includes three of the five Named Executive Officers, is responsible for setting and amending any equity incentive plan under which an option-based award is granted.

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (as described in greater detail under the heading “Incentive Plan Awards – Option Plan”). Named Executive Officers have been issued options under such plan.

The Option Plan was adopted effective October 22, 2009 as part of the Arrangement and Merger Transaction approved by the shareholders of Intellipharmaceutics Ltd., the predecessor company, at the meeting of shareholders on October 19, 2009.  Subject to the requirements of the Option Plan, the Board, with the assistance of the Compensation Committee, has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased.  Grants are determined based on individual and aggregate performance determined by the Board.

The key features of the Option Plan are as follows:

•
The eligible participants are full-time and part-time employees, officers and directors of, or consultants to, the Company or its affiliates, which may be designated from time to time by the directors of the Company.

•
The fixed maximum percentage of common shares issuable under the Option Plan is 10% of the issued and outstanding common shares from time to time. The Option Plan will automatically “reload” after the exercise of a an option provided that the number of common shares issuable under the Option Plan does not then exceed the maximum percentage of 10%.

•
There are no restrictions on the maximum number of options which may be granted to insiders of the Company other than not more than 1% of the total common shares outstanding on a non-diluted basis can be issued to non-executive directors of the company pursuant to options granted under the Plan and the value of any options granted to any non-executive director of the Company, shall not, on an annual basis, exceed $100,000.

•
The directors of the Company determine the exercise price of each option at the time the option is granted, provided that such price is not lower than the “market price” of common shares at the time the option is granted.  “Market price” means the volume weighted average trading price of common shares on the TSX, or another stock exchange where the majority of the trading volume and value of common shares occurs, for the five trading days immediately preceding the relevant date, calculated in accordance with the rules of such stock exchange.

•	Unless otherwise determined by the Board, each option becomes exercisable as to 33⅓% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.

•
The period of time during which a particular option may be exercised is determined by the Board, subject to any Employment Contract or Consulting Contract (both as hereinafter defined), provided that no such option term shall exceed 10 years.

•
If option expiration date falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company’s respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period.

•	Options may terminate prior to expiry of the option term in the following circumstances:

•	on death of an optionee, options vested as at the date of death are immediately exercisable until the earlier of 180 days from such date and expiry of the option term; and

•
if an optionee ceases to be a director, officer, employee or consultant of the Company for any reason other than death, including receipt of notice from the Company of the termination of his, her or its Employment Contract or Consulting Contract (as defined below), options vested as at the date of termination are exercisable until the earlier of 120 days following such date and expiry of the option term, subject however to any contract between the Company and any employee relating to, or entered into in connection with, the employment of the employee or between the Company and any director with respect to his or her directorship or resignation there from (an “Employment Contract”), any contract between the Company and any consultant relating to, or entered into in connection with, services to be provided to the Company (a “Consulting Contract”) or any other agreement to which the Company is a party with respect to the rights of such person upon termination or change in control of the Company.

•	Options and rights related thereto held by an optionee are not to be assignable or transferable except on the death of the optionee.

•
If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or any of the issued and outstanding common shares of the Company, then all options outstanding become immediately exercisable in order to permit common shares issuable under such options to be tendered to such bid.

•
If there is a consolidation, merger, amalgamation or statutory arrangement involving the Company, separation of the business of the Company into two or more entities or sale of all or substantially all of the assets of the Company to another entity, the optionees will receive, on exercise of their options, the consideration they would have received had they exercised their options immediately prior to such event.  In such event and in the event of a securities exchange take-over bid, the board of directors of the Company may, in certain circumstances, require optionees to surrender their options if replacement options are provided. In the context of a cash take-over bid for 100% of the issued and outstanding common shares of the Company, optionees may elect to conditionally surrender their options or, if provided for in an agreement with the offeror, automatically exchange their options for options of the offeror.

•
The Board may from time to time in its absolute discretion amend, modify and change the provisions of the Option Plan or any options granted pursuant to the Option Plan, provided that any amendment, modification or change to the provisions of the Option Plan or any options granted pursuant to the Option Plan shall:

•	not adversely alter or impair any option previously granted;

•	be subject to any regulatory approvals, where required, including, where applicable, the approval of the TSX and/or such other exchange as may be required; and

•	not be subject to shareholder approval in any circumstances, except where the amendment, modification or change to the Option Plan or option would:

i.	reduce the exercise price of an option held by an insider of the Company;

ii.	extend the term of an option held by an insider beyond the original expiration date (subject to such date being extended in a black-out extension situation);

iii.	increase the fixed maximum percentage of common shares issuable under the Option Plan; or

iv.	amend the amendment provision of the Option Plan;

in which case the amendment, modification or change will be subject to shareholder approval in accordance with the rules of the TSX and/or such other exchange as may be required.  Amendments to the Option Plan not requiring shareholder approval may for example include, without limitation:

•
amendments of a “housekeeping nature”, including any amendment to the Option Plan or a option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

•	changes to the exercise of an option to an exercise price not below the “market price” unless the change is a reduction in the exercise price of an option held by an insider of the Company;

•	amendments altering, extending or accelerating any vesting terms or conditions in the Option Plan or any options;

•	changes amending or modifying any mechanics for exercising an option;

•
amendments changing the expiration date (including acceleration thereof) or changing any  termination provision in any option, provided that such change does not entail an extension beyond the original expiration date of such option (subject to such date being extended in a black-out extension situation);

•
amendments introducing a cashless exercise feature, payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Option Plan maximum;

•	amendments changing the application of the provisions of the Option Plan dealing with adjustments in the number of shares, consolidations and mergers and take-over bids;

•	amendments adding a form of financial assistance or amending a financial assistance provision which is adopted;

•	amendments changing the eligible participants of the Option Plan; and

•	amendments adding a deferred or restricted share unit provision or any other provision which results in participants receiving securities while no cash consideration is received by the Company.

The board of directors of the Company may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

A copy of the Option Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2 or on www.sedar.com.

The 1,790,694 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at February 19, 2013.  Of the options authorized for issuance under the Option Plan, a total of 1,330,119 have been issued, representing 7.4% of the shares issued and outstanding as of February 19, 2013.  As of February 19, 2013, 25,000 options have been exercised under the Plan.

In the course of the Arrangement and Merger Transaction, the Company affirmed the grant of performance-based options to two of the Named Executive Officers pursuant to a separate option agreement, which was negotiated at the time of formation of Intellipharmaceutics Ltd., the predecessor to the Company. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for the development of Company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the said Named Executive Officers.

Restricted Share Unit Awards for Officers & Employees

The Company established a restricted share unit plan (the “RSU Plan”) to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates as of May 28, 2010, when the RSU Plan received shareholder approval.

The key features of the RSU Plan are as follows:

•
The stated purpose of the RSU Plan is to advance the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and the designated affiliates of the Company and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of common shares by  employees and officers of the Company, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and officers due to the opportunity offered to them to acquire a proprietary interest in the Company and to align their interests with those of the Company.

•
Employees and officers, including both full-time and part-time employees, of the Company and any designated affiliate of the Company, but not any directors of the Company, are eligible to participate under the RSU Plan. By the terms of the RSU Plan, Dr. Isa Odidi, the Chief Executive Officer of the Company, and Dr. Amina Odidi, the President and Chief Operating Officer of the Company, are specifically not eligible to participate.

•
The RSU Plan will be administered by the Board or a committee thereof, which will determine, from time to time, who may participate in the RSU Plan, the number of RSUs to be awarded and the terms of each RSU, all such determinations to be made in accordance with the terms and conditions of the Plan, based on individual and/or corporate performance factors as determined by the Board.

•
The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 330,000 common shares of the Company representing approximately 2% of the issued and outstanding common shares of the Company.

•
A separate notional account will be maintained for each participant under the RSU Plan. Each such account will be credited with RSUs awarded to the participant from time to time by way of a bookkeeping entry in the books of the Company. On the vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled.

•
At the time of the award of RSUs, the Board will determine in its sole discretion the vesting criteria (whether based on time or performance measures of individual and/or corporate performance) applicable to the awarded RSUs. Unless otherwise determined by the Board at the time of the award, RSUs will vest in respect of 33 1/3 % of the common shares subject to the RSUs on the first day after each of the first three anniversaries of the award date of such RSU. Notwithstanding the foregoing, all vesting and issuances or payments, as applicable, will be completed no later than December 15 of the third calendar year commencing after an award date.

•
The RSU Plan provides that any unvested RSUs will vest at such time as determined by the Board in its sole discretion such that participants in the RSU Plan will be able to participate in a change of control transaction, including by surrendering such RSUs to the Corporation or a third party or exchanging such RSUs, for consideration in the form of cash and/or securities.

•
Under the RSU Plan, should the vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the vesting will be automatically extended to the tenth business day after the end of the blackout period.

•
If an “event of termination” of employment has occurred, any and all common shares corresponding to any vested RSUs in a participant’s account, if any, will be issued as soon as practicable after the event of termination to the former participant. If an event of termination has occurred, any unvested RSUs in the participant’s account will, unless otherwise determined by the Board in its discretion, forthwith and automatically be forfeited by the participant and cancelled. Notwithstanding the foregoing, if a participant is terminated for just cause, each unvested RSU in the participant’s account will be forfeited by the participant and cancelled.  An “event of termination” is defined under the RSU Plan as an event whereby a participant ceases to be eligible under the RSU Plan and is deemed to have occurred by the giving of any notice of termination of employment (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment for any reason whatsoever, including disability or death.

•
No rights under the RSU Plan and no RSUs awarded pursuant to the provisions of the RSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.

•
Under the RSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the RSU Plan or any RSUs awarded pursuant to the Plan, provided that any amendment will:

•	not adversely alter or impair any RSU previously awarded except as permitted by the adjustment provisions in the RSU Plan;

•	be subject to any regulatory approvals including, where required, the approval of the TSX;

•	be subject to shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification or change to the RSU Plan or RSUs would:

i.
allow for the assignment or transfer of any right under the RSU Plan or a RSU awarded pursuant to the provisions of the Plan other than as provided for under the assignability provisions in the RSU Plan;

ii.	increase the fixed maximum number of common shares which may be issued pursuant to the RSU Plan; or

iii.	amend the amendment provisions of the RSU Plan; and

•
not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the RSU Plan or RSU would:

i.
be of a “housekeeping nature”, including any amendment to the RSU Plan or a RSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the RSU Plan or a RSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

ii.	alter, extend or accelerate any vesting terms or conditions in the RSU Plan or any RSU;

iii.	change any termination provision in any RSU;

iv.
introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the Toronto Stock Exchange for such participants;

v.	introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants;

vi.	change the application of the adjustment provisions of the RSU Plan or the change of control provisions of the RSU Plan; or

vii.	change the eligible participants under the RSU Plan.

A copy of the RSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 330,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 1.8% of the Company’s common shares issued and outstanding as at February 19, 2013.  No RSUs have been issued and none are outstanding as at February 19, 2013.

Deferred Share Unit Awards for Outside Directors

The Company established as of May 28, 2010 when it received shareholder approval, a deferred share unit plan (the “DSU Plan”) to permit directors who are not officers of the Company, to defer receipt of all or a portion of their Board fees until termination of Board service and to receive such fees in the form of common shares at that time.

The key features of the DSU Plan are as follows:

•
The DSU Plan will be administered by the Board or a committee thereof. Members of the Board who are not salaried officers or employees of the Company an affiliate are eligible to participate under the DSU Plan. By the terms of the DSU Plan, Dr. Isa Odidi, the Chief Executive Officer of the Company, and Dr. Amina Odidi, the President and Chief Operating Officer of the Company, are specifically not eligible to participate.

•
The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 110,000 common shares of the Company, representing approximately 1% of the total number of issued and outstanding common shares as of the date hereof.

•
Each participant may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board fees in the form of DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of DSUs to be credited to the participant is determined by dividing an amount equal to the designated percentage of the Board fees that the participant has elected to have credited in DSUs on that fee payment date, by the calculated market value of a common share (typically on the TSX) on that fee payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day. If dividends are declared by the Company, a participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of DSUs the participant holds on the record date for the payment of a dividend. Dividend equivalents are calculated by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs in the participant’s account on the record date for the payment of such dividend, by (ii) the market value of a common share on that dividend payment date.

•
A participant is permitted to redeem his/her DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. Upon redemption of DSUs, the Company will issue to the participant common shares of the Company equal to the number of DSUs to be redeemed.

•
A separate notional account will be maintained for each participant under the DSU Plan. Each such account will be credited with DSUs issued to the participant from time to time by way of a bookkeeping entry in the books of the Company. The DSUs credited to the participant’s account will be cancelled as of the applicable redemption date and following redemption of all DSUs credited to the participant’s account, such participant’s account will be closed.

•
No rights under the DSU Plan and no DSUs credited pursuant to the provisions of the DSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.

•
Under the DSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the DSU Plan or any DSUs issued pursuant to the DSU Plan, provided that any amendment will:

•	not adversely alter or impair any DSU previously credited without such participant’s consent in writing except as permitted by the adjustment provisions in the DSU Plan;

•	be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange;

•	be subject to shareholder approval in accordance with the rules of the Toronto Stock Exchange in circumstances where the amendment, modification or change to the DSU Plan or DSU would:

i.
allow for the assignment or transfer of any right under the DSU Plan or a DSU credited pursuant to the provisions of the Plan other than as provided for under the assignability provisions in the DSU Plan;

ii.	increase the fixed maximum number of common shares which may be issued pursuant to the DSU Plan; or

iii.	amend the amendment provisions of the DSU Plan; and

•
not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the DSU Plan or DSU would:

i.
be of a “housekeeping nature”, including any amendment to the DSU Plan or a DSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the DSU Plan or a DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

ii.
introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the Toronto Stock Exchange for such participants;

iii.	introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, make lump sum cash payments to participants;

iv.	change the application of the adjustment provisions of the DSU Plan ; or

v.	change the eligible participants under the DSU Plan.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 110,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.6% of the Company’s common shares issued and outstanding as at February 19, 2013.  A total of 27,060 DSUs that have been issued representing common share rights that comprise less than 0.2% of the shares issued and outstanding as of February 19, 2013.

Perquisites and Personal Benefits

The Company also provides perquisites and personal benefits to its Named Executive Officers, including basic employee benefit plans, which are available to all employees, and a car allowance to cover the cost of an automobile for business purposes. These perquisites and personal benefits were determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Contracts” below). While perquisites and personal benefits are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of perquisites and benefits.  To date, the level of perquisites and benefits has not impacted the Company’s decisions about any other element of compensation.

2.	Performance Graph

The performance graph presented illustrates the cumulative total return of a $100 investment in Canadian dollars in our common shares, compared with the cumulative total return of the S&P/TSX Composite index.

The initial price is the volume weighted average price immediately following the completion of the arrangement agreement with Vasogen.

The trend shown in the performance graph demonstrates a general increase in shareholder return from October 22, 2009 to November 30, 2012. This is primarily due to the continued execution of the Company’s research, development and manufacture novel or generic controlled-release and targeted-release oral solid dosage drugs. As at October 22, 2009 the Company had one Abbreviated New Drug Application (“ANDA”) under review by the FDA. As at November 30, 2012 the Company had eight ANDAs filed with the FDA. The overall trend in total executive compensation has increased and did not track the trend of the market price of the common shares nor the S&P/TSX Composite Index. Shareholder return was only one of the components used to determine short-term compensation for the Named Executive Officers as the base salaries are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary, with discretionary bonuses granted at the discretion of the Board.

3.	Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended November 30, 2012, November 30, 2011 and November 30, 2010 in respect of the Chief Executive Officer of the Company, the Chief Operating Officer of the Company, the Chief Financial Officer and two other officers of the Company who earned greater than $150,000 in total compensation in the fiscal year ended November 30, 2012 (“Named Executive Officers”).

Name and principal position	Year	Salary (U.S.$)(1)	Share-based awards (U.S.$)	Option- based awards (U.S.$)(2)	Non-equity incentive plan compensation (U.S.$)		Pension value (U.S.$)	All other compensation (U.S.$) (7)	Total compensation (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans(3)	Long- term incentive plans
Dr. Isa Odidi, Chairman & Chief Executive Officer	2012 2011 2010	454,912 457,611 436,997	N/A N/A N/A	701,741 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	12,077 12,147 11,600	1,168,730 469,758 448,597
Dr. Amina Odidi, President & Chief Operating Officer (4)	2012 2011 2010	454,912 457,611 436,997	N/A N/A N/A	701,741 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	12,077 12,147 11,600	1,168,730 469,758 448,597
Shameze Rampertab, VP Finance & Chief Financial Officer(5)	2012 2011 2010	251,610 182,205 4,614	N/A N/A N/A	52,049 Nil 130,256	N/A 70,857 N/A	N/A N/A N/A	N/A N/A N/A	12,077 12,147 308	315,736 265,209 135,178

Ira Baeringer, VP Business Development, Intellipharmaceutics Ltd. (6)	2012 2011 2010	150,966 N/A N/A	N/A N/A N/A	80,017 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	230,983 N/A N/A
John Allport, VP Legal Affairs & Licensing	2012 2011 2010	145,934 138,339 116,667	N/A N/A N/A	589,411 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	12,077 N/A N/A	747,422 138,339 116,667

Notes:
(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars.  All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$1.0064 to C$1.00 (2011 – U.S.$1.0122; 2010 – U.S.$0.9667) being the average closing exchange rate quoted by the Bank of Canada for the respective periods.  Salary includes all amounts paid or payable to the Named Executive Officer.  Actual amount paid to each Named Executive Officer in fiscal 2012, 2011 and 2010 are as disclosed in the table. As at November 30, 2012 the Company had U.S.$472,619 in unpaid salary to Dr. Isa Odidi and Dr. Amina Odidi related to years prior to 2010.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards are determined using the Black-Scholes pricing model calculated as at the award date.

(3)	Amount awarded at the discretion of the Board. These bonuses were paid in the first quarter of 2012.
(4)	Dr. Amina Odidi was acting Chief Financial Officer until February 12, 2010.
(5)	Shameze Rampertab was appointed Vice President Finance and Chief Financial Officer on November 29, 2010.
(6)	Ira Baeringer was appointed Vice President Business Development of Intellipharmaceutics Ltd., a wholly-owned subsidiary of the Company, on February 1, 2012 and resigned on December 15, 2012.
(7)	“All other compensation” includes car allowances and miscellaneous other benefits.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate option agreement described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below.  Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company.  In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year; and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Isa Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vest on February 17, 2013.

The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below.  Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Amina Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vest on February 17, 2013.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs.  The options are exercisable at a price of U.S.$3.62 per share and expire on September 10, 2014.  As of the date hereof, 1,381,970 of these options have vested and are exercisable.  These options were not granted under the Option Plan.

The employment agreement with Shameze Rampertab, the Chief Financial Officer of the Company, effective November 29, 2010 entitles Mr. Rampertab to receive a base salary of C$180,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The agreement provides for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. Mr. Rampertab was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on November 29, 2011, 2012 and 2013. The agreement has been extended and currently entitles Mr. Rampertab to receive a base salary of C$250,000, which is paid in Canadian dollars, per year, and a grant of 40,000 options, which vest 13, 334 each year on February 16, 2013, 2014 and 2015. Mr. Rampertab’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company.

The employment agreement with Ira Baeringer, the Vice President Business Development of the Company`s subsidiary, Intellipharmaceutics Ltd., effective February 1, 2012 entitled Mr. Baeringer to receive an annual base salary of U.S.$200,000. In addition, he was entitled to: (a) participate in the Option Plan; and (b) participate in an employee benefit plan. The agreement was for an indefinite term, subject to termination on notice at least 60 days before the anniversary of the agreement. Mr. Baeringer was granted 65,000 options, of which 20,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on January 1, 2013, 2014 and 2015. Mr. Baeringer’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of Intellipharmaceutics Ltd.  Mr. Baeringer’s employment was terminated as of December 15, 2012 and all remaining unvested options were cancelled.

The employment agreement with John Allport, the Vice President Legal Affairs and Licensing, effective September 1, 2004 entitles Mr. Allport to receive a base salary of C$95,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 250,000 options of which 175,000 vested immediately on issuance and the remaining 75,000 options vest on February 17, 2013. Mr. Allport’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company.

4.	Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)

(a)	(b)	(c)	(d)	(e) (2)	(f)	(g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	3.62	Sept. 10, 2014	Nil	N/A	N/A
Dr. Isa Odidi	300,000	C$3.27	Feb. 16, 2022	Nil	N/A	N/A
Dr. Amina Odidi	300,000	C$3.27	Feb. 16, 2022	Nil	N/A	N/A
Shameze Rampertab	60,000 40,000	C$2.62 C$3.27	Nov. 29, 2020 Feb. 16, 2017	Nil Nil	N/A N/A	N/A N/A
Ira Baeringer	65,000	C$3.27	Feb. 16, 2022	Nil	N/A	N/A
John Allport	250,000	C$3.27	Feb. 16, 2022	Nil	N/A	N/A

Notes:
(1)	These option-based awards are held jointly.
(2)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2012 (C$2.41) and multiplying the result by the number of common shares underlying an option.

Incentive Plan Awards – Value Vested or Earning During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)

(a)	(b) (1)	(c)	(d)
Drs. Isa Odidi	C$6,000	N/A	Nil
Dr. Amina Odidi	C$6,000	N/A	Nil
Shameze Rampertab	Nil	N/A	Nil
Ira Baeringer	C$600	N/A	Nil
John Allport	C$5,250	N/A	Nil

Notes:
(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

5.	Pension Plan Benefits

The Company does not provide a defined benefit pension plan or a defined contribution pension plan for any of its Named Executive Officers, nor does it have a deferred compensation pension plan for any of its Named Executive Officers. There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

6.	Termination and Change of Control Benefits

The employment agreement with each of the Named Executive Officers, Dr. Isa Odidi and Dr. Amina Odidi, by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the applicable Named Executive Officer following termination of the employment agreement unless the agreement has been terminated in accordance with its terms.  As a result, if either Named Executive Officer had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately C$1.8 million would be payable to such Named Executive Officer, which is the amount that would have been payable through to September 30, 2016, at each Named Executive Officer’s current annual salary level.  Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2013, then as such date approaches the amount payable upon termination to the Named Executive Officer will decrease to the point where no amount would be payable upon termination as at September 30, 2016.  Any termination of the employment of a Named Executive Officer must be undertaken by and is subject to the prior approval of the Board.  There are no payments applicable under the employment agreements of the Named Executive Officers relating to a change of control of the Company.

7.	Compensation of Directors

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total

(a)	(b)	(c) (1)	(d)	(e)	(f)	(g)	(h)
Eldon Smith	Nil	C$42,000	N/A	N/A	N/A	N/A	C$42,000
Kenneth Keirstead	C$42,000	N/A	N/A	N/A	N/A	N/A	C$42,000
Bahadur Madhani	C$43,500	N/A	N/A	N/A	N/A	N/A	C$43,500

Notes:
(1)	DSUs that were earned. Does not include DSUs that were earned in the previous financial year and granted in the most recently completed financial year.
(2)	Option-based awards for fiscal year 2012 were issued on November 30, 2011. These were disclosed in the prior year Management Proxy Circular for the year ended November 30, 2011.

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the following:  Non-management directors receive an annual retainer of $25,000 paid in Canadian dollars. The audit committee chair receives an annual retainer of $10,000 paid in Canadian dollars. The corporate governance committee chair and compensation committee chair, each receives an annual retainer of $5,000 paid in Canadian dollars. Non-chair committee members, are paid an additional $2,500 per year per committee paid in Canadian dollars. Meetings will result in an additional $1,000 per day per meeting paid in Canadian dollars.

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth all amounts of option-based and share-based awards to the non-executive directors for the Company’s most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)

(a)	(b)	(c)	(d)	(e) (1)	(f) (2)	(g) (3)
Eldon Smith	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	Nil Nil Nil	22,449 Nil Nil	C$54,102 Nil Nil
Kenneth Keirstead	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bahadur Madhani	5,000 25,000 10,000	C$2.88 C$3.25 C$2.88	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2012 (C$2.41) and multiplying the result by the number of common shares underlying an option.

(2)	These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2012 and granted December 3, 2012.
(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2012 (C$2.41) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During The Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)

(a)	(b) (1)	(c) (2)	(d)
Eldon Smith	Nil	Nil	Nil
Kenneth Keirstead	Nil	N/A	Nil
Bahadur Madhani	Nil	N/A	Nil

Notes:
(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)
The amount represents the theoretical total value of DSUs which were fully vested on their respective dates of issuance. DSUs are issued at the calculated market value of a common share on the date of issuance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information regarding securities authorized for issuance under the Company’s equity compensation plans is provided below, as of November 30, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants and rights (U.S.$)	Number of securities remaining available for future issuance under equity compensation plans (excluding all securities reflected in column)

	(a)	(b)	(c)
Equity compensation plans approved by security holders (Employee Stock Option Plan)	1,375,119	7.36	415,575
Equity compensation plans not approved by security holders(1)	2,763,940	3.62	N/A
TOTAL	4,139,059	4.86	415,575

Notes:
(1)	Includes 2,763,940 of performance-based options issued to certain Named Executive Officers. See “Executive Compensation”.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

Since the beginning of the Company’s last financial year, no present or former director or officer, or any associate of such director or officer is currently or has been indebted to the Company.

AUDIT COMMITTEE INFORMATION

Reference is made to the Annual Information Form of the Company dated January 30, 2013 for the year ended November 30, 2012, for disclosure of information relating to the Audit Committee.  A copy of this document can be found on SEDAR at www.sedar.com or by contacting the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2 telephone (416) 798-3001.  A copy of the Charter of the Audit Committee is attached to Annual Information Form as Schedule A.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of February 20, 2013, other than the Arrangement and Merger Transaction that was completed on October 22, 2009 and as otherwise stated in this Management Proxy Circular, to our knowledge, no director or officer of the Company or any associate or affiliate thereof had any material interest in any transaction completed, in any of the three most recently completed financial years.

Certain directors and senior officers of the Company had an interest in the Arrangement and Merger Transaction that was completed on October 22, 2009 that are different from the interest of the Company’s shareholders generally.  Specifically repayments of the principal amount owing pursuant to a certain shareholder loan may be repaid to Dr. Isa Odidi and Dr. Amina Odidi under the restricted terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by Intellipharmaceutics Corp. (“IPC Corp”) following the Effective Date of October 22, 2009 (the “Effective Date”), and/or proceeds received by any IPC Company from any offering of its securities (other than the proceeds from the transaction completed on March 15, 2012 and February 1, 2011) following the Effective Date and/or amounts received by IPC Corp for scientific research tax credits received after the Effective Date for research expenses of IPC Corp incurred before the Effective Date and (ii) up to C$800,000 of the net cash from the Arrangement and Merger Transaction.  During the fiscal year ending November 30, 2012, C$236,459 of such shareholder loan was repaid.

CORPORATE GOVERNANCE DISCLOSURE

1.	Guidelines

“Corporate governance” is the process and structure used to direct and manage the business and affairs of the Company to achieve the shareholders’ objectives.  The shareholders elect the members of the Board who in turn are responsible for overseeing all aspects of the operations of the Company, appointing management, and ensuring that the business is managed properly taking into account the interests of the shareholders and other stakeholders, such as employees and patients.

The Board, monitors changes with respect to corporate governance practices and regulatory requirements.  Under National Instrument 58-101 and National Instrument 52-110 of the Canadian Securities Administrators, the Company is required to disclose information in this Management Proxy Circular relating to its corporate governance practices.  The Company’s disclosure is set out below and in Schedule A to this Management Proxy Circular and under “Corporate Governance Guidelines”.

2.	Mandate of the Board of Directors

The Board has adopted a formal mandate outlining its responsibilities.  The text of the Board’s mandate can be found on the Company’s web site and at www.sedar.com.

The Board is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company.  As part of this overall responsibility, the Board handles the following matters:

•	Succession planning, including appointing, developing, and monitoring senior management and the CEO;

•
Adopting a strategic planning process and approving and reviewing, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company;

•	Identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage those risks;

•	Establishing communication policies for the Company, which should:

a.	address how the Company interacts with analysts, investors, other key stakeholders, and the public;

b.	contain measures with respect to the Company’s compliance, its continuous and timely disclosure obligations, and the avoidance of selective disclosure; and

c.	be reviewed at least annually.

•	Ensuring the integrity of the Company’s internal control and management information systems;

•	Ensuring the integrity of the CEO and the other executive officers, and ensuring that there is a culture of integrity throughout the organization;

•	Establishing what business transactions and expenditures require the prior approval of the Board;

•	Establishing specific and effective measures in the Company for receiving shareholder feedback;

•	On an annual basis, communicating to management the Board’s expectations of it;

•	Establishing a committee composed solely of non-Management directors with the responsibility to assess directors on an ongoing basis and propose new Board nominees;

•	Establishing an orientation and education program for all new directors and a continuing education program for all directors;

•	Developing the Company’s approach to corporate governance and monitoring compliance with relevant regulatory guidelines;

•	Together with the CEO, developing position descriptions for the Board and the CEO, including the limits to Management’s responsibilities;

•	Reviewing and approving the corporate objectives that the CEO is responsible for meeting, and assessing the CEO against these objectives;

•	Establishing procedures to ensure that the Board functions independently of management;

•	Regularly assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director;

•	Appointing an Audit Committee composed solely of unrelated and independent directors, each of whom is “financially literate” and one of whom has “accounting or related financial experience”;

•	Adopting definitions for “financially literate” and “accounting or related financial experience”;

•	Reviewing and assessing the adequacy of the charter for the Audit Committee, as well as the charters for other established committees, at least annually;

•
Establishing a system whereby an individual director can engage an external advisor at the expense of the Company in appropriate circumstances, subject to the approval of an appropriate committee of the Board; and

•	Conducting regular meetings independent of management.

Members of the Board are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board encourages feedback from security holders of the Company.  If you wish to communicate directly with the independent members of the Board, please do so in writing by mailing your correspondence, clearly marked as “Shareholder Correspondence” to Corporate Secretary, c/o Intellipharmaceutics International Inc., 30 Worcester Road, Toronto, Ontario, M9W 5X2.

SHAREHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2014 Annual Meeting of Shareholders that are received by the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2, Attention:  Corporate Secretary, no later than November 28, 2013.

ADDITIONAL INFORMATION

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2:

(a)
the Consolidated Financial Statements for the year ended November 30, 2012, together with the accompanying report of the auditor and management’s discussion and analysis for the year ended November 30, 2012;

(b)	this Management Proxy Circular; and

(c)	the Company’s most recent Annual Information Form dated January 30, 2013.

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended November 30, 2012.

GENERAL

The information contained herein is given as at February 20, 2013, unless otherwise stated.  The Board has approved the contents and the sending of this Management Proxy Circular.

DATED at Toronto, Ontario, the 20th day of February 2013.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ John Allport
John Allport
Vice President Legal Affairs and Licensing

SCHEDULE A - CORPORATE GOVERNANCE GUIDELINES

The Company believes that effective corporate governance practices are fundamental to the overall success of a company.  The Canadian Securities Administrators have adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 which require the Company to disclose its corporate governance practices.  In addition, the Company must comply with National Instrument 52-110 (“NI 52-110”) with respect to Audit Committees. See details in the accompanying Management Proxy Circular under the heading “Audit Committee Information”.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMMENTS
1. (a) Disclose the identity of directors who are independent.
The Board has reviewed the independence of each director on the basis of the definition in section 1.4 of NI 52-110, as amended.  A director is “independent” if he or she has no direct or indirect material relationship with the Company.  A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  The Board has determined, after reviewing the roles and relationships of each of the directors, that three out of six of the nominees proposed by Management for election to the Board are independent from the Company.  The Board monitors the disclosure of conflicts of interest by directors and ensures that no director will vote nor participate in a discussion on a matter in respect of which such director has a material interest.  The following nominees have been affirmatively determined by the Board to be independent by the Board:

Mr. Madhani
Mr. Keirstead
Dr. Smith.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Board has determined, after reviewing the roles and relationships of each of the directors, that the following three out of six nominees proposed by Management for election to the Board are not independent from the Company since they are currently executive officers of the Company:

Dr. Isa Odidi, Chairman of the Board & Chief Executive Officer,
Dr. Amina Odidi, President and Chief Operating Officer
John Allport, Vice-President, Legal Affairs and Licensing.
(c) Disclose whether or not a majority of the directors are independent.  If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Three of the six nominees proposed by Management for election to the Board are independent.  The Board monitors the disclosure of conflicts of interest by directors and ensures that no director will vote nor participate in a discussion on a matter in respect of which such director has a material interest.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the other director and the other issuer.
All directorships with other public entities for each of the nominees are set out in this Management Proxy Circular in the table under the heading “Election of Directors”.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held during the most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At each Board and committee meeting, including all telephone meetings, there is a portion at which non-independent directors and members of management are not in attendance. There have been one such board meeting, four such audit committee meetings and one such corporate governance committee meeting held during the most recently completed fiscal year.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMMENTS
(f) Disclose whether or not the chair of the Board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.
Given the size of the Company, the positions of CEO and Chairman of the Board are not split.  The Chairman of the Board is not independent.  The roles and responsibilities of the Chairman include the following:

- working to ensure a strong, effective, well-balanced and representative composition of the Board and its committees
- ensuring that committees are working effectively
- ensuring the Board is receiving timely information of appropriate quality, before, during, and after Board meetings.
- providing leadership for the independent directors by encouraging them to meet independently any time they consider it appropriate to do so.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the most recently completed financial year.		Board	Audit Committee	Corporate Governance Committee	Compensation Committee
	Dr. Isa Odidi	1/1	N/A	N/A	N/A
	Dr. Amina Odidi	1/1	N/A	N/A	N/A
	John Allport	1/1	N/A	2/2	N/A
	Bahadur Madhani	1/1	4/4	N/A	2/2
	Kenneth Keirstead	1/1	4/4	2/2	2/2
	Dr. Eldon R. Smith	1/1	4/4	2/2	2/2

2. Disclose the text of the board’s written mandate.
The Board has adopted a formal mandate for itself.  The mandate of the Board is available on the Company’s website and summary is included in the Management Proxy Circular under “Corporate Governance – Mandate of the Board of Directors”.  A copy may also be obtained upon request to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2, telephone (416) 798-3001.  A copy of the mandate can be found under the Company’s corporate profile at www.sedar.com. The written mandate of the Board provides that the Board is responsible for the stewardship of the Company including the creation of a culture of integrity, the adoption of a strategic planning process that takes into account, among other things, the opportunities and risks of the business,  the identification of the principal risks of the business and the implementation of appropriate systems to manage these risks, succession planning, internal control and management information systems and the Company’s approach to corporate governance.

3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.
The Board has developed written position descriptions for the Chairman of the Board, as well as for the Chairman of the Audit Committee, Chairman of the Compensation Committee and Chairman of the Corporate Governance Committee.  Their duties reflect the responsibilities of the committees whose charters are available on the Company’s website and at www.sedar.com.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.
The Company has developed a written position description for the CEO.  The position description of the CEO includes the following duties and responsibilities: strategy, leadership, operations, finance, reporting to the Board, and relations with shareholders, employees and the public.

4. (a) Briefly describe what measures the board takes to orient new members regarding
The Board has an orientation and education program in place for new directors which the Board feels is appropriate having regard to the Company and the current makeup of the Board.  Each director receives relevant corporate and business information on the Company, the Board and its committees.

(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer’s business.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Presentations and reports are made to the Board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMMENTS
5. (a) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:
The Board has adopted a Code of Business Conduct and Ethics (the “Code”) applicable to employees and its directors, copies of which are available on the Company’s website or at www.sedar.com.  A copy may also be obtained upon request to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

(i) disclose how an interested party may obtain a copy of the written code;	The Board regularly monitors compliance with the Code by monitoring corporate activities and also ensures that management encourages and promotes a culture of ethical business conduct.
(ii) describe how the board monitors compliance with its code; and	The Company has developed and the Board has approved various corporate policies, including the Disclosure Policy and the Share Trading Policy.
(iii)    provide a cross-reference to any material change report(s) filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
The Board has not granted any waiver of the Code in favour of a director or executive officer. Accordingly, no material change report has been required or filed.
(b)     Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board monitors the disclosure of conflicts of interest by directors and ensures that no director will vote nor participate in a discussion on a matter in respect of which such director has a material interest.

(c) Describe any steps the Board takes to encourage and promote a culture of ethical business conduct.	The Company’s Board has adopted a Code of Business Conduct and Ethics applicable to employees and its directors.
6. (a) Describe the process by which the Board identifies new candidates for board nomination.
The Board has a Corporate Governance Committee, copies of whose Charter are available on the Company’s website or at www.sedar.com. The Committee makes recommendations to the Board concerning the appointment of such new directors as may be necessary to fill vacancies or the additional needs of the Board. For purposes of filling vacancies on the Board, the Board will review the qualifications of prospective members and determine their relevance taking into consideration the recommendations of the Governance Committee, current Board composition and the anticipated skills required to round out the capabilities of the Board.

(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors.	The Board does not have a nominating committee. As above, it does consider the recommendations of the Governance Committee, of which two of the three members are independent directors.

The responsibility for identifying and recommending individuals to the Board for nomination to the Board as members of the Board and its committees rests with the Governance Committee, and is ultimately decided by the Board as a whole.  Three out of the six members of the Board are considered independent.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board does not have a nominating committee. It does take into account the recommendations of the Governance Committee.
7. (a) Describe the process by which the board determines the compensation for your company’s directors and officers.
The Compensation Committee recommends compensation policies concerning officers and senior management to the Board. The Governance Committee recommends compensation policies concerning independent directors to the Board. The Board makes the final determinations regarding the adequacy and form of the compensation for non-executive directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a director’s independence.

Directors who are executives of the Company receive no additional remuneration for their services as directors.
A description of the Company’s practices regarding executive and director compensation is set out in the Management Proxy Circular under the heading “Executive Compensation”.
Directors who are executives of the Company exclude themselves from any determination by the Board of compensation for themselves or any relative.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMMENTS
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Board has a Compensation Committee composed entirely of independent directors. Copies of its Charter are available on the Company’s website or www.sedar.com.
(c) If the board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.	The Compensation Committee is a standing committee of the Board whose primary function is to assist the Board in fulfilling its responsibilities relating to:

a) the development, review and periodic approval of the Company's compensation philosophy that attracts and retains key executives and employees, while supporting the overall business strategy and objectives and links compensation with business objectives and organizational performance;

b) evaluate and approve all compensation of executive officers including salaries, bonuses and equity compensation that are required to be determined;
c) review the Company's stock option plan, the employee restricted stock unit plan and the deferred stock unit plan on an annual basis;
d) review and make recommendations to the Board on compensation payable to senior officers of the Company to be hired subsequent to the adoption of this Charter; and
e) produce a report annually on executive officer compensation for inclusion in the proxy statement of the Company.
8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Corporate Governance Committee is a standing committee of the Board whose primary function is to assist the Board in dealing with the corporate governance matters described in its charter, including recommendations concerning nominations to the Board.

9.       Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.
The Company was formed on October 22, 2009 and accordingly, no annual evaluation was completed for fiscal 2012.

The Corporate Governance Committee, whose Charter was adopted by the Board in November 2011, has the mandate, going forward, to receive comments and evaluations from all directors as to the performance of the Board and its standing committees, and to annually assess the Board’s performance.  The Chairman of the Governance Committee will oversee the assessment and evaluation process of the Board and the directors and will report the results to the Board. The Board also monitors the quality of the relationship between management and the Board, in order to recommend ways to improve that relationship.

Each director will exclude himself/herself from any consideration by the Board of the assessment of the effectiveness and contribution of that director.

(1)	Reference is made to the items in Form 58-101F1 of NI 58-101.